February 24, 2009

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance – Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

RE:	The Finish Line, Inc.
Form 10-K
Filed May 9, 2008
File No. 000-20184
Schedule 14A
Filed June 17, 2008

Dear Mr. Reynolds:

We have received and reviewed your comment letter related to our Form 10-K filed on May 9, 2008, and our definitive proxy statement on Schedule 14A filed on June 17, 2008.  We have included the Staff's original comment below followed by our response to the comment.

Schedule 14A, Executive Compensation, page 18

1.	In future filings, the Summary Compensation table should include disclosure for prior years as set forth in Item 402(c)(1) of Regulation S-K and not merely the current year.

We acknowledge your comment, and in future filings the Company will include additional disclosure for the prior fiscal years as set forth in Item 402(c)(1) of Regulation S-K.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions or additional comments concerning the forgoing, please contact me at (317) 613-6528.

Sincerely,

/s/ Steven J. Schneider

Steven J. Schneider,
President and Interim Chief Financial Officer